CYNGN INC

1015 O’Brien Dr.

Menlo Park, CA 94025

May 13, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Cyngn Inc.
Registration Statement on Form S-1
Filed May 12, 2022
File No. 333- 264887

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cyngn Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:15 p.m. Eastern Time, May 17, 2022, or as soon as practicable thereafter.

Very truly yours,

Cyngn Inc.

By:	/s/ Lior Tal
Lior Tal
Chief Executive Officer